UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2018
Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.
Form 20-F     X               Form 40-F ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Form 6-K is a copy of the press release of Star Bulk Carriers Corp., dated May 14, 2018, titled “Star Bulk Carriers Corp. Agrees to Acquire Three Dry Bulk Vessels in an All Share Transaction.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Form 6-K, and the documents to which the Company refers in this Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Company, contain “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

—	general dry bulk shipping market conditions, including fluctuations in charter hire rates and vessel values;
—	the strength of world economies;
—	the stability of Europe and the Euro;
—	fluctuations in interest rates and foreign exchange rates;
—	changes in demand in the dry bulk shipping industry, including the market for our vessels;
—	changes in our operating expenses, including bunker prices, dry docking and insurance costs;
—	changes in governmental rules and regulations or actions taken by regulatory authorities;
—	potential liability from pending or future litigation;
—	general domestic and international political conditions;
—	potential disruption of shipping routes due to accidents or political events;
—	the availability of financing and refinancing;
—	our ability to meet requirements for additional capital and financing to grow our business;
—	the impact of our indebtedness and the restrictions in our debt agreements;
—	vessel breakdowns and instances of off-hire;
—	risks associated with vessel construction;
—	potential exposure or loss from investment in derivative instruments;
—	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; and
—	the risk factors and other factors referred to in the Company’s reports filed with or furnished to the SEC.

Consequently, all of the forward-looking statements we make in this document are qualified by the information contained or referred to herein, including, but not limited to, (i) the information contained under this heading and (ii) the information disclosed in the Company’s annual report on Form 20-F for the fiscal year ended 2017, filed with the SEC on March 22, 2018.

You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. Except as required by law, the Company undertakes no obligation to update any of these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2018

COMPANY NAME

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release of Star Bulk Carriers Corp., dated May 14, 2018, titled “Star Bulk Carriers Corp. Agrees to Acquire Three Dry Bulk Vessels in an All Share Transaction.”